# SEC Schedule 13D/A (Amendment No. 33) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Afya Ltd, CIK 0001771007
CUSIP: G01125106
Title of class of securities: Class A Common Shares, par value $0.00005 per share
Address of issuer's principal executive offices: ALAMEDA OSCAR NIEMEYER, NO. 119, 15TH FLOOR, VILA DA SERRA, NOVA LIMA, MINAS GERAIS, Brazil (D5), 34006-056
Date of event which requires filing of this statement: 02/28/2025
Amends the filing with accession number 0000950103-21-012104
Filed by CIK 0001087051
Persons authorized to receive notices and communications: Denise Abel, Bertelsmann SE & Co. KGaA, Carl-Bertelsmann-Strasse 270, Gutersloh, Germany (2M), 33311, 49-0-5241-80-2551; Michael Davis, Esq., Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York (NY), 10017, 212-450-4184

## Reporting persons
- Bertelsmann SE & Co. KGaA (CIK 0001087051): type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 60,650,713; sole dispositive power 60,650,713; shared dispositive power 0; aggregate amount beneficially owned 60,650,713 (75.34% of the class)
  Comment: With reference to Row 11: Aggregate amount beneficially owned by Bertelsmann SE & Co. KGaA (Bertelsmann) and Erste WV Gutersloh GmbH, a wholly-owned direct subsidiary of Bertelsmann (Erste, and collectively with Bertelsmann, the Reporting Person) consists of 34,074,134 Class B common shares and 26,576,579 Class A common shares held of record by the Reporting Person. Each Class B common share held of record by the Reporting Person is convertible into one Class A common share at the option of its holder at any time.
  
  With reference to Row 13: Represents the quotient obtained by dividing (a) the number of Class B common shares and Class A common shares beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 46,426,830 Class A common shares outstanding as of September 30, 2024 as reported by the Issuer in its Current Report on Form 6-K, filed with the Securities and Exchange Commission (the Commission) on November 13, 2024 (as reduced by the number of treasury shares reported therein), and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses (a) and (b) of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person. As of September 30, 2023, the number of Class A common shares outstanding was 44,009,699 and the percentage beneficially owned was 58.06%.
  
  With reference to Row 13: Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.
- Erste WV Gutersloh GmbH: type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 60,650,713; sole dispositive power 60,650,713; shared dispositive power 0; aggregate amount beneficially owned 60,650,713 (75.34% of the class)
  Comment: With reference to Row 11: Aggregate amount beneficially owned by Bertelsmann SE & Co. KGaA (Bertelsmann) and Erste WV Gutersloh GmbH, a wholly-owned direct subsidiary of Bertelsmann (Erste, and collectively with Bertelsmann, the Reporting Person) consists of 34,074,134 Class B common shares and 26,576,579 Class A common shares held of record by the Reporting Person. Each Class B common share held of record by the Reporting Person is convertible into one Class A common share at the option of its holder at any time.
  
  With reference to Row 13: Represents the quotient obtained by dividing (a) the number of Class B common shares and Class A common shares beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 46,426,830 Class A common shares outstanding as of September 30, 2024 as reported by the Issuer in its Current Report on Form 6-K, filed with the Securities and Exchange Commission (the Commission) on November 13, 2024 (as reduced by the number of treasury shares reported therein), and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses (a) and (b) of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person. As of September 30, 2023, the number of Class A common shares outstanding was 44,009,699 and the percentage beneficially owned was 58.06%.
  
  With reference to Row 13: Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Shares, par value $0.00005 per share
Name of issuer: Afya Ltd
Address of issuer's principal executive offices: ALAMEDA OSCAR NIEMEYER, NO. 119, 15TH FLOOR, VILA DA SERRA, NOVA LIMA, MINAS GERAIS, Brazil (D5), 34006-056
Comment:
Explanatory Note

This Amendment No. 33 (the "Amendment") amends and supplements the Schedule 13D filed by the Reporting Person on August 10, 2021 (the "Original Schedule 13D", as further amended on March 4, 2022, "Amendment No. 1", as further amended on April 18, 2022, "Amendment No. 2", as further amended on April 25, 2022, "Amendment No. 3," as further amended on May 4, 2022, "Amendment No. 4," as further amended on May 23, 2022, "Amendment No. 5," as further amended on May 27, 2022, "Amendment No. 6," as further amended on August 1, 2022, "Amendment No. 7," as further amended on August 31, 2022, "Amendment No. 8," as further amended on September 23, 2022, "Amendment No. 9," as further amended on October 24, 2022, "Amendment No. 10," as further amended on November 9, 2022, "Amendment No. 11," as further amended on November 29, 2022, "Amendment No. 12," as further amended on December 16, 2022, "Amendment No. 13," as further amended on December 21, 2022, "Amendment No. 14," as further amended on January 12, 2023, "Amendment No. 15," as further amended on February 23, 2023, "Amendment No. 16," as further amended on March 29, 2023, "Amendment No. 17," as further amended on May 1, 2023, "Amendment No. 18," as further amended on June 20, 2023, "Amendment No. 19," as further amended on July 25, 2023, "Amendment No. 20," as further amended on September 7, 2023, "Amendment No. 21," as further amended on October 31, 2023, "Amendment No. 22," as further amended on December 12, 2023, "Amendment No. 23," as further amended on February 12, 2024, "Amendment No. 24," as further amended on March 19, 2024, "Amendment No. 25," as further amended on May 7, 2024, "Amendment No. 26," as further amended on May 22, 2024, "Amendment No. 27," as further amended on June 27, 2024, "Amendment No. 28," as further amended on July 23, 2024, "Amendment No. 29," as further amended on September 18, 2024, "Amendment No. 30," as further amended on October 31, 2024, "Amendment No. 31," as further amended on December 20, 2024, "Amendment No. 32," and, as amended and supplemented by this Amendment, the "Schedule 13D"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23, Amendment No. 24, Amendment No. 25, Amendment No. 26, Amendment No. 27, Amendment No. 28, Amendment No. 29, Amendment No. 30, Amendment No. 31 or Amendment No. 32. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D. This Schedule 13D relates to the Class A common shares, par value $0.00005, of Afya Limited, an exempted liability company incorporated under the laws of the Cayman Islands (the "Issuer"), having its registered offices at Alameda Oscar Niemeyer, No. 119, Salas 502, 504, 1,501 and 1,503, Vila da Serra, Nova Lima, Minas Gerais Brazil.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
This Amendment No. 33 amends and supplements Item 3 of the Original Schedule 13D (as amended by Amendment No. 3, Amendment No. 5, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23, Amendment No. 25, Amendment No. 26, Amendment No. 28, Amendment No. 29, Amendment No. 30, Amendment No. 31 and Amendment No. 32) as follows:

The Reporting Person purchased an additional 918,877 Class A common shares pursuant to the Trading Plan for a purchase price of $14,998,794.17, or an average of $16.32 per Class A common share. Such price was funded by the Reporting Person through internally generated funds.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Amendment No. 33 amends and supplements Item 5 of the Original Schedule 13D (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23, Amendment No. 24, Amendment No. 25, Amendment No. 26, Amendment No. 28, Amendment No. 29, Amendment No. 30, Amendment No. 31 and Amendment No. 32) as follows:

The information relating to the beneficial ownership of Class A common shares by the Reporting Person as set forth in rows 7 through 13 of the cover pages hereto is incorporated by reference. The Reporting Person is the beneficial owner of 26,576,579 Class A common shares, which represents 57.24% of the Class A common shares outstanding based on 46,426,830 Class A common shares outstanding as of September 30, 2024 as reported by the Issuer in its Current Report on Form 6-K, filed with the Commission on November 13, 2024 (as reduced by the number of treasury shares reported therein). Except as set forth in this Item 5(a), the Reporting Person does not own beneficially any Class A common shares. The Reporting Person will provide upon request of the SEC staff the full information regarding the number of shares purchased or sold at each separate price.
Number of shares as to which each person has sole or shared power to vote or dispose:
This Amendment No. 33 amends and supplements Item 5 of the Original Schedule 13D (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23, Amendment No. 24, Amendment No. 25, Amendment No. 26, Amendment No. 28, Amendment No. 29, Amendment No. 30, Amendment No. 31 and Amendment No. 32) as follows:

The Reporting Person has shared power to vote and dispose of 26,576,579 Class A common shares.
Transactions in the class effected during the past sixty days:
This Amendment No. 33 amends and supplements Item 5 of the Original Schedule 13D (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23, Amendment No. 24, Amendment No. 25, Amendment No. 26, Amendment No. 28, Amendment No. 29, Amendment No. 30, Amendment No. 31 and Amendment No. 32) as follows:

The Reporting Person has purchased the following Class A common shares in open market transactions pursuant to the Trading Plan since the filing of the Schedule 13D/A on December 20, 2024:

Transaction Date Class A Common Shares Purchased Average Price Per Share
December 19, 2024 20,168 15.09
December 20, 2024 25,682 15.61
December 23, 2024 24,058 15.42
December 24, 2024 16,958 15.70
December 26, 2024 27,788 15.94
December 27, 2024 27,788 15.83
December 30, 2024 27,630 15.83
December 31, 2024 27,439 15.96
January 8, 2025 23,955 15.06
January 10, 2025 21,570 14.96
January 13, 2025 20,837 15.22
January 14, 2025 22,473 15.23
January 15, 2025 21,446 15.52
January 16, 2025 16,336 15.67
January 17, 2025 22,473 15.83
January 21, 2025 13,654 15.77
January 22, 2025 18,541 15.78
January 23, 2025 15,014 15.77
January 24, 2025 18,541 16.32
January 27, 2025 19,280 16.63
January 28, 2025 18,951 16.66
January 29, 2025 18,500 16.32
January 30, 2025 19,280 16.57
January 31, 2025 17,563 16.13
February 3, 2025 19,160 16.00
February 4, 2025 19,352 16.43
February 5, 2025 21,543 16.13
February 6, 2025 21,543 16.44
February 7, 2025 21,125 16.65
February 10, 2025 21,410 16.74
February 11, 2025 21,543 16.71
February 12, 2025 21,543 16.89
February 13, 2025 21,543 17.13
February 14, 2025 19,266 17.57
February 18, 2025 23,860 17.86
February 19, 2025 17,670 17.94
February 20, 2025 23,860 17.68
February 21, 2025 23,860 17.39
February 24, 2025 23,216 17.15
February 25, 2025 24,726 17.39
February 26, 2025 24,726 16.91
February 27, 2025 22,469 17.03
February 28, 2025 20,537 16.86

## Signatures
- Bertelsmann SE & Co. KGaA: ppa /s/ Martin Dannhoff, Martin Dannhoff, SVP Corporate Legal (03/04/2025)
- Bertelsmann SE & Co. KGaA: ppa /s/ Denise Abel, Denise Abel, SVP Corporate Legal (03/04/2025)
- Erste WV Gutersloh GmbH: /s/ Martin Dannhoff, Martin Dannhoff, Director (03/04/2025)
- Erste WV Gutersloh GmbH: /s/ Denise Abel, Denise Abel, Director (03/04/2025)